                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________

                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           _________________________


(Mark One):

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
- --- 1934.  For the fiscal year ended December 31, 1994.

                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
- --- OF 1934.  For the transition period from _______________ to _______________

Commission file number:  0-1502

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     AMERICAN GREETINGS RETIREMENT PROFIT
                           SHARING AND SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMERICAN GREETINGS CORPORATION
                               ONE AMERICAN ROAD
                             CLEVELAND, OHIO  44144
                           _________________________

                              REQUIRED INFORMATION

         The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

         1. Audited statements of net assets available for benefits as of December 31, 1994 and 1993.

2. Audited statements of changes in net assets available for benefits for the years ended December 31, 1994 and 1993.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       AMERICAN GREETINGS RETIREMENT
                                       PROFIT SHARING AND SAVINGS PLAN



June 29, 1995                     By:  /s/ Harvey Levin
                                     --------------------------------
                                     Name:   Harvey Levin
                                     Title:  Senior Vice-President

                         Report of Independent Auditors

Administrative Committee of the Retirement
  Profit Sharing and Savings Plan
American Greetings Corporation
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

                                                               Ernst & Young LLP


Cleveland, Ohio
June 23, 1995

                               THE TABLE CALLED

        AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 1994 AND 1993

                          WILL BE FILED IN A 11-K/A

                               THE TABLE CALLED

        AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

                          WILL BE FILED IN A 11-K/A

         American Greetings Retirement Profit Sharing and Savings Plan

                         Notes to Financial Statements

                     Years Ended December 31, 1994 and 1993





A.    DESCRIPTION OF THE PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, copies of which are available from the Administrative Committee, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of American Greetings Corporation (the "Corporation") and domestic subsidiaries who are not covered under another defined contribution or defined benefit plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits, excluding dividends and gains and losses from capital asset and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. Prior to August 1993, participant contributions were limited to 8% of pretax annual compensation. The Corporation contributes 25% of the first 6% of annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain financial goals. Such contributions are invested in accordance with the participants' investment elections.

The Plan was amended to permit rollover contributions effective June 30, 1994.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's 401(k) contributions and allocations of the Corporation's profit sharing contribution and 401(k) match, and Plan earnings; allocations are based on participant compensation, participant elections, and account balances, respectively. Individuals who have retired or terminated employment

         American Greetings Retirement Profit Sharing and Savings Plan with the Corporation do not participate in the Corporation's contribution to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are fully vested in their respective account balances.

         American Greetings Retirement Profit Sharing and Savings Plan

A.    DESCRIPTION OF THE PLAN--CONTINUED

INVESTMENT OPTIONS

Participants direct the investment of their accounts, together with their share of the Corporation's annual contribution, in increments of 10% to any of the investment options offered under the Plan.

Prior to June 30, 1994, the trustee of the Plan was National City Bank (NCB). Assets held by NCB were invested in the following funds:

        Common Fund -- Funds were invested in various stocks of U.S.
          companies to obtain long-term capital appreciation.

        Fixed Income Fund -- Funds were invested in a combination of contracts with banks and insurance companies that have a fixed rate of interest, U.S. Government Securities, and other investment grade securities.

        Company Stock Fund -- Funds were invested in Common Stock of
          American Greetings Corporation.

Effective June 30, 1994, the trustee of the Plan was changed and assets were transferred to The Vanguard Group of Investment Companies (Vanguard). Further, the Plan was amended to change the investment options offered to Plan participants. Vanguard maintains the following investment options under the
Plan:

        Index Trust 500 Portfolio Fund -- Funds are invested in stocks of companies that make up the Standard and Poor's Index.

        PrimeCap Fund -- Funds are invested primarily in equity securities.

        Wellington Fund -- Funds are invested in bonds and common stocks.

        Money Market Reserves Fund -- Funds are invested in short-term notes, negotiable certificates of deposit, bankers' acceptances and commercial paper that mature in one year or less.

         American Greetings Retirement Profit Sharing and Savings Plan

       Bond Index/IC Fund -- Funds are invested in Shares of Vanguard
         Bond Index Fund and investment contracts with insurance companies previously held in the Fixed Income Fund.

A.    DESCRIPTION OF THE PLAN--CONTINUED

       Company Stock Fund -- Funds are invested in Common Stock of
         American Greetings Corporation.

PARTICIPANT NOTES RECEIVABLE

Effective June 30, 1994, the Plan was amended to permit Participants to borrow, against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

Participant loans outstanding prior to June 30, 1994 relate to loans granted before December 31, 1982. No new loans were granted under the Plan from December 31, 1982 to June 30, 1994.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service the participant may elect to purchase an annuity contract, receive a lump sum payment or be paid in installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination. Benefit payments within the Participant Loan Fund represent terminated employees' loan balances which are recognized as distributions at termination.

         American Greetings Retirement Profit Sharing and Savings Plan

B.    SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting. All the funds of the Plan are accounted for by the Trustee.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

The value of deposits with insurance companies represents contributions made to deposit contracts plus interest at the contract rate, less funds transferred to the Trustee to pay retirement benefits and the insurance companies' administrative expenses.

Audit and legal fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan.

Certain amounts from the 1993 financial statements have been reclassified to conform with the current year presentation.

C.    INVESTMENTS

The fair value of individual investments that represented 5% or more of the fair value of Plan net assets are as follows:

                                           1994                1993
                                        -------------------------------
American Greetings Common Stock           $ 42,646,797     $ 37,850,704
Vanguard Index 500 Portfolio Fund           40,255,607
Vanguard PrimeCap Fund                      46,952,475
Vanguard Money Market Reserves
  Prime Portfolio                           25,626,952
Vanguard Bond Index Fund                   128,290,532
Freddie Gold ("FGLD"), 6.5%, 30 year
  TBA April 1994, due April 14, 2024                         23,077,734
Metropolitan Life Insurance Company,
  May 22, 1995, 9.46%                       22,761,666       20,635,480


         American Greetings Retirement Profit Sharing and Savings Plan

C.    INVESTMENTS--CONTINUED

During the years ended December 31, 1994 and 1993 the Plan's investments
(including investments bought, sold and held during the year) appreciated
(depreciated) in fair value as follows:

                                                                   DECEMBER 31
                                                              1994            1993
                                                      ---------------------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICE
Vanguard Index 500 Portfolio Fund                      $   764,106         $
Vanguard PrimeCap Fund                                   2,564,675
Vanguard Wellington Fund                                  (425,863)
Vanguard Bond Index Fund                                (4,039,357)
Common stock of American Greetings
  Corporation                                           (6,813,454)          8,737,445
Common stocks                                           (4,808,344)          5,429,489
US Government securities and
  corporate obligations                                 (7,937,004)          2,860,677
                                                    ------------------------------------
                                                      $(20,695,241)        $17,027,611
                                                    ====================================

The Plan held 439,161 Class A shares and 1,140,350 Class B shares of American Greetings Corporation common stock at December 31, 1994 (36,912 and 1,076,344 at December 31, 1993). Class B shares are not publicly traded.

         American Greetings Retirement Profit Sharing and Savings Plan

D.    INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter indicating the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status. The Company reapplied for a determination letter in March 1995.



                         American Greetings Corporation
                   Employees' Retirement Profit Sharing Plan
                                EIN:  34-0065325

           Item 27a--Schedule of Assets Held for Investment Purposes

                          Year Ended December 31, 1994


                   Col. (b)                                        Col. (c)                       Col. (d)          Col. (e)
                                                      Description of Investment Including
     Identity of Issue, Borrower, Lessor or         Maturity Date, Rate of Interest, Par or
                Similar Party                                  Maturity Value                      Cost         Current Value
- --------------------------------------------------------------------------------------------------------------------------------
INTEREST IN REGISTERED INVESTMENT COMPANIES

Vanguard Index 500 Portfolio Fund                                 936,831 shares                 $  39,640,150     $  40,255,607
Vanguard PrimeCap Fund                                           2,349,974 shares                   44,593,195        46,952,475
Vanguard Wellington Fund                                          720,968 shares                    14,388,725        13,979,573
Vanguard Money Market Reserves Prime Portfolio                   25,626,952 shares                  25,626,952        25,626,952
VanguardBond Index Fund                                         18,761,712 shares                  131,575,721       128,290,532
                                                                                                 -------------------------------
TOTAL ASSETS IN REGISTERED INVESTMENT COMPANIES                                                  $ 255,824,743     $ 255,105,139
                                                                                                 ===============================
EMPLOYER-RELATED INVESTMENTS

American Greetings Corp. Class A                                  439,161 shares                 $   9,285,879     $  11,857,347
American Greetings Corp Class B                                  1,140,350 shares                   22,976,475        30,789,450
                                                                                                 -------------------------------
Total corporate common stock                                                                     $  32,262,354     $  42,646,797
                                                                                                 ===============================
INSURANCE CONTRACTS

Pacific Mutual G-25755.02                                    9.40%, Matures 12-31-95             $  14,341,532     $  14,341,532

CNA Insurance Co.                                             9.85%, Matures 5-25-96                16,927,473        16,927,473

Mutual Benefit Life GA-4207                             Subject to rehabilitation program            1,918,811         1,918,811

Metropolitan Life GAC 11727                                   9.46%, Matures 5-22-95                22,761,666        22,761,666
                                                                                                 -------------------------------
TOTAL INSURANCE CONTRACT ASSETS                                                                  $  55,949,482     $  55,949,482
                                                                                                 ===============================


                                             Audited Financial Statements
                                             and Supplemental Schedules

                                             AMERICAN GREETINGS RETIREMENT
                                             PROFIT SHARING AND SAVINGS PLAN

                                             December 31, 1994




         American Greetings Retirement Profit Sharing and Savings Plan

                        Item 27d--Reportable Transactions

                          Year Ended December 31, 1994

SECTION A

Individual transactions which involve an amount in excess of 5% of the fair value of plan assets on January 1, 1994.



                                                                                                   Fair Value on
   Description                     Purchase Price    Selling Price    Expenses   Cost of Asset   Transaction Date   Gain (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------
Vanguard Bond Index Fund            $186,115,460                                                   $186,115,460

Vanguard PrimeCap Fund                31,851,350                                                     31,851,350

Vanguard Index 500 Portfolio Fund     31,851,413                                                     31,851,413

Vanguard Index 500 Portfolio Fund     18,376,481                                                     18,376,481

NCC Government Portfolio              19,731,526                                                     19,731,526

NCC Government Portfolio              64,078,511                                                     64,078,511

NCC Government Portfolio              17,990,341                                                     17,990,341

NCC Government Portfolio                              $42,092,124                 $42,092,124        42,092,124

NCC Government Portfolio                               20,925,503                  20,925,503        20,925,503

NCC Government Portfolio                               28,078,565                  28,078,565        28,078,565

         American Greetings Retirement Profit Sharing and Savings Plan

SECTION A--CONTINUED

                                                                                                       Fair Value on
        Description                   Purchase Price    Selling Price   Expenses     Cost of Asset   Transaction Date    Gain (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------
NCC Government Portfolio               17,845,725                                                       17,845,725

NCC Government Portfolio                                 18,208,156                    18,208,156       18,208,156

FNMA 6.5% 30yr TBA due 3-14-24         21,566,875                                                       21,566,875

United States Treas Bds Dtd
 Dtd 2-14-90 8.50% due 2-15-20         28,977,813                                                       28,977,813

United States Treas Nts
 Dtd 2-16-93 6.25% due 2-15-03         18,956,250                                                       18,956,250

FNMA 6.5% 30yr TBA due 3-14-24                           21,539,375                    21,566,875       21,539,375         (27,500)

         American Greetings Retirement Profit Sharing and Savings Plan

                          Year Ended December 31, 1994


SECTION B

      Transactions in a plan year concerning a series of the same issue which when sales and purchases are aggregated involve an amount in excess of 5% of the fair value of plan assets on January 1, 1994.

                                                     Purchases               Sales                  Total                   Gain
                                               ----------------------------------------------------------------------
         Description                             No.      Amount        No.      Amount        No.      Amount             (Loss)
- ---------------------------------------------  ---------------------------------------------------------------------   ------------
American Greetings Company Stock Fund            82   $  6,063,038      76   $  7,582,865      158   $ 13,645,903      $  2,111,254

Vanguard Bond Index Fund                         95    199,425,867      79     67,095,978      174    266,521,845          (754,167)

Vanguard Money Market Reserves Prime Portfolio   87     27,473,188      38      2,093,600      125     29,566,788

Vanguard Index 500 Portfolio                     89     61,788,584      72      3,920,604      161     65,709,188           148,649

Vanguard PrimeCap Fund                           91     47,177,805      69      2,790,004      160     49,967,809           205,394

FGLD 6.5% 30yr TBA Apr 94
   due 04/14/24                                                          2     22,978,594        2     22,978,594           (99,141)

FNMA 6.5% 30yr TBA                                1     10,903,750       1     10,006,563        2     20,910,313          (897,187)
   due 5/12/24

FNMA 6.5% 30yr TBA                                1     21,566,875       1     21,539,375        2     43,106,250           (27,500)
   due 03/14/24

FNMA 6.5% 30yr TBA                                1      10,637,344      1      9,996,250        2     20,633,594          (641,094)
   due 06/13/24

FGLD 7.0% 30yr TBA                                1      12,078,750      1     11,283,750        2     23,362,500          (795,000)
   due 05/15/24

                                                 Purchases             Sales                 Total                  Gain
                                           -----------------------------------------------------------------
           Description                         No.    Amount         No.    Amount        No.    Amount            (Loss)
- -----------------------------------------  -----------------------------------------------------------------    ------------
Federal Home Ln Mtg Corp Multiclass
    Mtg Part Ctf Gtd Gold 30 Yr TBA
    7.0% due 2/14/24                          1     11,116,875       1     11,213,125      2    22,330,000          96,250

Federal Home Ln Mtg CorpMulticlass
    Mtg Part Ctf Gtd Gold 30 Yr TBA
    7.0% due 2/14/24                          1     12,123,750       1     12,185,625       2   24,309,375          61,875

         American Greetings Retirement Profit Sharing and Savings Plan

SECTION B--CONTINUED

                                           Purchases                    Sales                    Total
                                       -------------------------------------------------------------------------        Gain
       Description                      No.     Amount             No.     Amount             No.     Amount           (Loss)
- ----------------------------------     -------------------------------------------------------------------------    ------------
United States Treas Bds
 Dtd 2-14-90 8.50% due 2-15-20         4       38,961,938            4      19,650,625         8      58,612,563      (133,815)

United States Treas Nts
 Dtd 5-15-92 7.50% due 5-15-02         2       11,137,422            1       7,078,204         3      18,215,626        12,032

United States Treas Nts
 Dtd 2-16-93 6.25% due 2-15-03         1       18,956,250            3      16,456,172         4      35,412,422      (130,547)

Unites States Treas Nts
 Dtd 3-31-93 3.875% due 3-31-95        2       11,697,810             1      5,970,000         3      17,667,810       (46,360)

United States Treas Nts
  Dtd 2-15-89 8.875% due 2-15-99       3       15,247,032             1      8,601,250         4      23,848,282      (122,500)

NCC Money Market Portfolio            93       88,898,982            99     93,400,173       192     182,299,155

NCC Government Portfolio              96      201,641,932            57      8,294,138       153     209,936,070